EXHIBIT 99.1

Osisko Gold Royalties Ltd and Barolo Ventures Corp. Provide Transaction Updates on Previously-announced Spin-out Transaction

Filing of Filing Statement – TSX-V Conditional Approval – Barolo Shareholder Approval

MONTRÉAL, Nov. 23, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko Royalties") (OR: TSX & NYSE) and Barolo Ventures Corp. ("Barolo") (BVC.H: TSX-V) are pleased to provide certain updates relating to their previously-announced spin-out transaction, further to their joint news releases dated October 5, 2020, October 28, 2020 and October 29, 2020, which will result in a "Reverse Take-Over" of Barolo (the "RTO") under the policies of the TSX Venture Exchange (the "TSX-V"). In this news release, references to the "Resulting Issuer" or "Osisko Development" are to Barolo after the closing of the RTO.

Conditional Approval of the Exchange

On November 12, 2020, Barolo received conditional approval of the TSX-V to (i) list additional common shares of Barolo (the "Barolo Shares") pursuant to the RTO, (ii) consolidate the Barolo Shares on the basis of one (1) post-consolidation Barolo Share for each sixty (60) pre-consolidation Barolo Shares (the "Consolidation"), and (iii) change the name of the Resulting Issuer to "Osisko Development Corp." (the "Name Change").

Final approval of the TSX-V is subject to Barolo (or the Resulting Issuer) meeting certain conditions required by the TSX-V. Upon receipt of the final approval of the TSX-V, the Resulting Issuer's shares will commence trading on the TSX-V under the symbol "ODV", which is expected to occur on or about December 2, 2020.

Approval of Corporate Matters by Barolo Shareholders

On November 20, 2020, Barolo held its annual general and special meeting (the "Barolo Meeting") of shareholders (the "Barolo Shareholders"). A total of 12,378,373 pre-Consolidation Barolo Shares were present in person or represented by proxy at the Barolo Meeting, representing approximately 88.4% of the issued and outstanding pre-Consolidation Barolo Shares.

Prior to the Barolo Meeting, certain supporting Barolo Shareholders, representing an aggregate of 12 million pre-Consolidation Barolo Shares (or approximately 86% of the outstanding Barolo Shares), entered into voting support agreements with Osisko Royalties in support of the RTO, and agreed to vote such Barolo Shares in favour of the matters considered at the Barolo Meeting.

The principal purpose of the Barolo Meeting was to authorize and approve various corporate matters relevant to the Resulting Issuer, including:

  the continuance of the Resulting Issuer from under the laws of Province of British Columbia under the Business Corporations Act (British Columbia) to the laws of Canada under the Canada Business Corporations Act (the "Continuance") and the Name Change;
  setting the number of directors at three (3) prior to the RTO and at seven (7) upon the closing of the RTO;
  the appointment of Scott Ackerman, Rick Cox and Brent Ackerman as directors of Barolo to hold office until the closing of the RTO, and the appointment of Charles Page, Duncan Middlemiss, Éric Tremblay, Joanne Ferstman, John Burzynski, Michèle McCarthy and Sean Roosen as directors of the Resulting Issuer upon the closing of the RTO;
  the adoption of the stock option plan, restricted share unit plan, deferred share unit plan and employee share purchase plan of the Resulting Issuer (collectively, the "Compensation Plan Arrangements") upon the closing of the RTO; and
  the appointment of Davidson & Company LLP as auditors of Barolo and following the closing of the RTO, the appointment of PricewaterhouseCoopers LLP as auditors of the Resulting Issuer.

Each of the above matters was approved by 100% of the Barolo Shareholders who voted at the Barolo Meeting.

In addition, the requisite number of Barolo Shareholders approved the Consolidation by way of a written resolution on October 27, 2020.

Other Transaction Updates

Earlier today, the Name Change and Consolidation were completed, and the Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business) of Barolo dated November 20, 2020 (the "Filing Statement") was filed on SEDAR (www.sedar.com). Please refer to the Filing Statement for full particulars of the RTO, which is available on SEDAR (www.sedar.com) under the issuer profile of Osisko Development Corp. (formerly Barolo Ventures Corp.).

Having received conditional approval of the TSX-V of the RTO, approval of the Barolo Shareholders of the matters described above, and with the implementation of the Name Change and Consolidation now complete, the RTO is expected to close on or about November 25, 2020, and the Resulting Issuer's shares are expected to commence trading on the TSX-V under the symbol "ODV" on or about December 2, 2020.

About Osisko Gold Royalties Ltd

Osisko Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko Royalties holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko Royalties' portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko Royalties' head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh, President
Telephone: (514) 940-0670
Email: ssingh@osiskogr.com

About Barolo Ventures Corp.

Barolo is a public company organized under the laws of the Province of British Columbia, whose shares are listed for trading on the NEX. Barolo was previously engaged in the acquisition, exploration and development of mineral properties in Canada and the United States, but currently does not have an active business, and is investigating new business opportunities.

Barolo's head office is located at 609 Granville Street, Suite 1600, Vancouver, British Columbia, Canada, V7Y 1C3.

For further information, please contact Barolo Ventures Corp.:

Scott Ackerman
Director, President, CEO, CFO and Secretary
Telephone: (778) 331-8508
Email: sackerman@emprisecapital.com

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward‐looking statements" within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko Royalties and Barolo to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including with respect to future production of mines, is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Royalties and Barolo consider their respective assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Royalties and Barolo, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Royalties and Barolo, and their respective businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this news release concerning Osisko Royalties, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko Royalties which is filed with the Canadian securities commissions and available electronically under Osisko Royalties' issuer profile on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission and available electronically under Osisko Royalties' issuer profile on EDGAR (www.sec.gov). The forward‐ looking statements set forth herein concerning Osisko Royalties reflect management's expectations as at the date of this news release and are subject to change after such date. Osisko Royalties and Barolo disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.